Australian Oilseeds Holdings Limited

126-142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

VIA EDGAR

September 15, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones and Asia Timmons-Pierce

Re:	Australian Oilseeds Holding Limited

Amendment No. 3 to Draft Registration Statement on Form F-4

Submitted June 29, 2023

CIK No. 0001959994

Ladies and Gentleman:

Australian Oilseeds Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 20, 2023, regarding Amendment No. 3 to our Draft Registration Statement on Form F-4 submitted to the Commission on June 29, 2023. Concurrently with this response, the Company has submitted a Registration Statement on Form F-4 pursuant to the Staff’s comments (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-4 submitted June 29, 2023

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations, page 146

1.	Please present pro forma earnings per disclosures, as previously provided and required by Article 11 of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company presented its pro forma earnings on page 150 of the Registration Statement.

Facilities and Expansion, page 187

2.	Please update the disclosure in the project schedule on page 188. For example, clarify whether pre-construction activities were completed in May 2023 and whether construction activities began in June 2023.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the disclosures related to expansion of AOI’s facilities to disclose that pre-construction activities were completed in May 2023 and the construction activities began in June 2023 and the current projected completion date of the expansion is in September 2023 (see pages 90, 200 and 201).

AOI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 191

3.	We note your response to prior comment number 8; however, we did not find meaningful updated MD&A disclosures as of and for the interim period ended and re-issue our prior comment. We note your narrative disclosures for the interim period only discuss net profit. We found no disclosures related to changes in the component of your results of operations and liquidity as of and during the current interim period relative to the comparative interim period as required by Item 14(g) of Form F-4.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company updated MD&A disclosures on pages 203-207 as of and for the interim period and enhanced the narrative disclosures for the interim period including disclosures related to changes in the component of our results of operations and liquidity as of and during the current interim period relative to the comparative interim period as required by Item 14(g) of Form F-4.

Consolidated Financial Statements

Australian Oilseeds Investments Pty Ltd, page F-52

4.	We note your response to prior comment number 11, including the disclosures on page 82. Please revise your revenue recognition policy in the notes to your audited financial statements to clarify, if accurate, that sales to Energreen Nutrition are recognized when they sell your products to a third party customer.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised our revenue recognition policy in the notes to our audited financial statements to clarify that sales to Energreen Nutrition are recognized when they sell our products to a third party customer (see pages F-58 and F-77).

5.	We note your response to prior comment number 12, including the disclosures on page F-79. Please revise the notes to your annual and interim financial statements to provide significant customer disclosures related to the annual and interim periods included in each set of financial statements.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the notes to our annual and interim financial statements on pages F-60 and F-79 to enhance disclosures related to AOI’s significant customers in the annual and interim periods included in each set of financial statements.

General

6.	We note the exclusive forum provision included in your Amended and Restated Memorandum of Association. Please revise to disclose the scope of your exclusive forum provision. Please include any appropriate risk factor disclosure.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the scope of our exclusive forum provision in our Amended and Restated Memorandum of Association and added a risk factor on page 80 of the registration statement.

We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please feel free to contact our counsel, Debbie A. Klis, Esq., at Rimon PC by telephone at (202) 935-3390.

Sincerely,

/s/ Gary Seaton
Gary Seaton, Chief Executive Officer

cc:	Rimon PC
Ellenoff Grossman & Schole LLP

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